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                             May 2, 2024

       Andrew Kuhn
       General Partner
       Focused Compounding Fund, LP
       3838 Oak Lawn Avenue, Suite 1000
       Dallas, TX 75219

                                                        Re: Focused Compounding
Fund, LP
                                                            Parks! America,
Inc.
                                                            Revised Preliminary
Proxy Statement on Schedule 14A filed April 30, 2024 by
                                                            Focused Compounding
Fund, LP, Geoff Gannon, Andrew Kuhn, Jacob
                                                            McDonough, and
Ralph Molina
                                                            File No. 000-51254

       Dear Andrew Kuhn:

              We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

               Please respond to these comments by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to these comments, we may have additional comments.

       Revised Preliminary Proxy Statement filed April 30, 2024

       Votes Required for Approval, page 22

   1. We note your revised disclosure in this section and on page 17 regarding "broker non-
                                                        votes, if any"
(emphasis added). Per your response to our prior comment 5, brokers do not have discretionary
voting authority with respect to any of the proposals so there should be no broker non-votes.
Please revise your disclosure accordingly or advise.
       Solicitation of Proxies, page 24

   2. We note your response to our prior comment 7. Given your prior disclosure that employees of the
Focused Compounding Group would solicit proxies, please confirm in your response that your
revised disclosure complies with the requirement under Item
                                                        4(b)(2) of Schedule 14A
to "describe the class or classes of employees [employed to
 Andrew Kuhn
Focused Compounding Fund, LP
May 2, 2024
Page 2
       solicit security holders] and the manner and nature of their employment for such purpose."
       Alternatively, provide such disclosure.
General

3. We note that, in response to our prior comment 6, the definition of "Participant" now includes Focused Compounding, which is defined as "Focused Compounding Fund, LP . .
       . (together with its affiliates)." To the extent there are any such affiliates, they must be included on the cover page of the Schedule 14A and the disclosure required under Item
       5(b) of Schedule 14A must be provided with respect to each affiliate. If there are no such affiliates, please revise accordingly.
4. We note your disclosure throughout the proxy statement (e.g., on pages 1 and 11) that shareholders "may also vote for or against up to three (3) of the Company's six (6)
       nominees." Please clarify your description of the voting options to avoid any implication that shareholders cannot vote on your proxy card for or against as many Company
       Nominees as they wish, provided they do not vote for more than seven nominees overall.
5. Refer to your disclosure on pages 3, 16, and 21 and on the proxy card that under-voted proxies "will be voted only as directed, and 'against' the other nominees." Please provide your detailed legal analysis for how this approach is consistent with CDI Question
       139.08.
6. Please list the Company Nominees in alphabetical order by last name. See Rule 14a-
       19(e)(4).
        We remind you that the filing persons are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

      Please direct any questions to Laura McKenzie at 202-551-4568 or Perry Hindin at 202-
551-3444.



                                                             Sincerely,
FirstName LastNameAndrew Kuhn
                                                             Division of
Corporation Finance
Comapany NameFocused Compounding Fund, LP
                                                             Office of Mergers
& Acquisitions
May 2, 2024 Page 2
cc:       Adam Finerman
FirstName LastName